Exhibit 99.22

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS

Electra Battery Materials Corporation (“Electra Battery” or the “Company”)
401 Bay Street, 6th Floor
Toronto, Ontario, M5H 2Y4

ITEM 2	DATE OF MATERIAL CHANGE

April 12, 2022

ITEM 3	NEWS RELEASE

The Company issued a news release on April 11, 2022 relating to the material change, which was disseminated to the TSX Venture Exchange and through Globe Newswire and subsequently filed on SEDAR.

ITEM 4	SUMMARY OF MATERIAL CHANGE:

The Company effected a consolidation of its common shares on the basis of eighteen (18) pre-consolidation common shares for one (1) post-consolidation common share (the “Consolidation”).

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

At the close of business on April 12, 2022, the Company consolidated its outstanding common share capital on the basis of one (1) post-consolidation common share for every eighteen (18) pre-consolidation common shares outstanding.

At the opening of markets on April 13, 2022, the common shares commenced trading on a post-consolidation basis under the existing ticker symbol “ELBM” and new CUSIP: 28474P201. Following completion of the Consolidation there were 31,357,962 common shares issued and outstanding.

No fractional shares were issued as a result of the Consolidation whereby fractional interests were rounded down to the nearest whole number of common shares.

The Consolidation is being undertaken in preparation for a potential listing of the common shares of the Company on the Nasdaq Stock Market LLC.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) of national instrument 51-102

Not applicable. This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

Not applicable

ITEM 8	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and this report:

Ryan Snyder, Chief Financial Officer

Telephone: 416 900-3891

ITEM 9	DATE OF REPORT

April 14, 2022